January 14, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Maryse Mills-Apenteng

Re:	aVinci Media Corporation Registration Statement on Form S-1 Filed August 7, 2008 File No. 333-152869
Dear Ms. Mills-Apenteng:

This letter sets forth the responses of aVinci Media Corporation (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 9, 2009 concerning the Company’s Registration Statement on Form S-1 (File No. 333-152869) originally filed with the Commission on August 7, 2008 (the “Registration Statement”).  We are authorized by the Company to provide the responses contained in this letter.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company dated January 9, 2009.  For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company’s response below it.

General

Please update the disclosure to provide executive compensation information for the fiscal year ended December 31, 2008, your last fiscal year end.  Other disclosure tied to your fiscal year-end should also be updated.  Please see the Division of Corporation Finance’s Compliance and Disclosure Interpretations Section 217.11, available on our website, for further guidance.

We have revised our executive compensation disclosures to provide information for the fiscal year ended December 31, 2008.

Exhibit 5.1

Please revise the legality opinion to clarify, if true, that all of the outstanding shares of common stock are validly issued, fully paid and non-assessable.

We have updated our opinion to address your comment.

If you have any questions or comments regarding this letter, please feel free to contact me at (212) 930-9700.

Very truly yours,

/s/ Peter DiChiara